
convesio
BETA Version
Dashboard
Account
New Site
mysite.com
OVERVIEW
DOMAINS
SECURITY
BACKUPS
SETTINGS
200
301
499
120
100
80
60
40
20
0
11AM 12PM 1PM 2PM 3PM 4PM 5PM 6PM 7PM 8PM 9PM 10PM 11PM 12AM 1AM 2AM 3AM 4AM 5AM 6AM 7AM 8AM 9AM
Site Online for
74 days
03 hrs 51 mins 53 sec
UPTIME IN LAST 90 DAYS
100%
Average Requests Served
61 reqs / hour
1452 reqs served in last 24 hours.
SERVER LOAD
30%
Google Page Speed Score
DESKTOP
90 / 100
MOBILE
75 / 100
Recommendations
DNS
CONNECT
WAIT
TTFB
REDIRECT
0.5
0.4
0.3
0.2
0.1
0
11PM 12AM 1AM 2AM 3AM 4AM 5AM 6AM 7AM 8AM 9AM
LoadBalancer IPs
: 144.217.181.11
: 144.217.181.12
Caching : Enabled
Environment : WP 5.0.3 / PHP 7.2
Auto Backup : Enabled
SSL Cert : Enabled
WordPress Containers
State
HostID
IP Address
CPU
Memory
Network
Storage
RUNNING
S1N1H2A1
10.42.173.6
Restart
Traffic by Country (24 Hours)
UNITED STATES 1378
CANADA 40
Top 10 HTTP Error Codes (24 Hours)
Code
Count
Path
Last One
499
1
...p_cron=1553175493.3704619407653808593750 HTTP/1.1"
Thu, March 21, 2019, 7:38 am
Content Caching (24 hours)
HIT 1428
MISS 23
NOT APPLICABLE 1
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